Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

COMPEX TECHNOLOGIES, INC.,

BMR NEUROTECH, INC.

and

BIO-MEDICAL RESEARCH LIMITED

dated

May 16, 2003

TABLE OF CONTENTS

Article 1. Definitions		1
1.1	Definitions	1
1.2	United States Currency	6
Article 2. Transfer of Assets; Assumption of Liabilities		6
2.1	Transfer of Assets	6
2.2	Excluded Assets	8
2.3	Assumed Liabilities; Retained Liabilities	8
Article 3. Purchase Price and Closing		9
3.1	Purchase Price	9
3.2	Hold-Back	9
3.3	Allocation of Purchase Price	9
3.4	Closing	10
3.5	Closing Deliveries of Buyer	10
3.6	Closing Deliveries of Seller and Parent	10
Article 4. Representations and Warranties of Parent and Seller		11
4.1	Incorporation; Power and Authority; Valid and Binding Agreement	11
4.2	No Breach; Consents	11
4.3	[Intentionally Blank]	11
4.4	Subsidiaries	11
4.5	Financial Statements	12
4.6	Absence of Undisclosed Liabilities	12
4.7	Books and Records	12
4.8	Absence of Certain Developments	12
4.9	Property	14
4.10	Accounts Receivable	15
4.11	Inventory	15
4.12	Tax Matters	16
4.13	Intellectual Property Rights	17
4.14	Material Contracts	18
4.15	Litigation	20
4.16	Insurance	20
4.17	Compliance with Laws; Government Authorizations	20
4.18	Environmental Matters	21
4.19	Warranties	21
4.20	Employees	22
4.21	Employee Benefits	23
4.22	Customers	23
4.23	Suppliers	23
4.24	Affiliate Transactions	24
4.25	Brokerage	24
4.26	Availability of Documents	24
4.27	Disclosure	24

i

Article 5. Representations and Warranties of Buyer		24
5.1	Incorporation; Power and Authority	24
5.2	Valid and Binding Agreement	24
5.3	No Breach; Consents	25
5.4	Brokerage	25
Article 6. Covenants		25
6.1	Consents and Authorizations; Regulatory Filings	25
6.2	Post-Closing Access	25
6.3	Finished Goods	25
6.4	Nondisparagement	26
6.5	Non-Hire	26
6.6	Confidentiality	26
6.7	Assignment of Confidentiality Agreements	27
6.8	Covenant Not to Compete	27
6.9	Release of Claims	29
6.10	Receivables Collections	29
6.11	Post-Closing Consents	29
6.12	Taxes	29
Article 7. Employee Matters		29
7.1	Right to Hire	29
7.2	Employee Benefits	30
7.3	Seller and Parent Plans	30
7.4	COBRA	30
7.5	Certain Employees Subject to Work Permits	30
Article 8. Survival; Indemnification		31
8.1	Indemnification by Parent and Seller	31
8.2	Indemnification by Buyer	32
8.3	Third Party Action	33
8.4	Hold-Back	34
8.5	Sole and Exclusive Remedy	34
8.6	Tax Adjustment	34
Article 9. Miscellaneous		34
9.1	Press Releases and Announcements	34
9.2	Expenses	35
9.3	Further Assurances	35
9.4	Amendment and Waiver	35
9.5	Notices	35
9.6	Assignment	36
9.7	No Third Party Beneficiaries	36
9.8	Severability	36
9.9	Complete Agreement	37
9.10	Schedules	37
9.11	Signatures; Counterparts	37
9.12	Governing Law	37
9.13	Specific Performance	37

ii

9.14	Jurisdiction	38
9.15	Waiver of Jury Trial	38
9.16	Construction	38
9.17	Time of Essence	38

Exhibit A—Form of Opinion of Counsel For Seller
Exhibit B—Form of Distribution and Supply Agreement
Exhibit C—Finished Goods Inventory acquired by Buyer

Disclosure Schedule

Schedule 2.1(b)	Assumed Leases
Schedule 2.1(d)	Assumed Contracts
Schedule 2.1(l)	Prepayments
Schedule 2.2(b)	Nonassignable Licenses
Schedule 4.5	Financial Statements
Schedule 4.8(q)	Employee Salary Increases
Schedule 4.9	Leased Real and Personal Property
Schedule 4.12	Tax Returns
Schedule 4.13(e)	Software Licenses
Schedule 4.14	Material Contracts
Schedule 4.16	Loss Experience
Schedule 4.17(a)	Government Authorizations
Schedule 4.19	Warranties
Schedule 4.20(a)	Employee List
Schedule 4.20(b)	Workers’ Compensation Claims
Schedule 4.20(c)	Employees on Work Permit
Schedule 4.20(g)	Layoffs of Employees
Schedule 4.21	Employee Benefit Plans
Schedule 4.22	25 Largest Customers
Schedule 4.23	25 Largest Suppliers
Schedule 4.24	Affiliate Transactions
Schedule 6.1	Required Consents
Schedule 7.1	Business Employees

iii

ASSET PURCHASE AGREEMENT

     This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of May 16, 2003 is made and entered into by and amongCompex Technologies, Inc., a Minnesota corporation (“Buyer”),Bio-Medical Research Limited, a company formed under the laws of the Republic of Ireland (“Parent”) and BMR Neurotech, Inc. an Arizona corporation (“Seller”) and a wholly owned subsidiary of Parent.

     WHEREAS, Parent is engaged in the business of development, manufacturing, marketing, sale and distribution of EMS and TENS products for medical, fitness, wellness, and aesthetic applications (the “Parent Business”); and

     WHEREAS, Parent conducts the distribution, marketing and sale aspects of the Parent Business in the United States of all products created, acquired or in which Parent otherwise has rights through Seller (such business conducted through the Seller being hereafter referred to as the “Business”);

     WHEREAS, Seller desires to sell and assign to Buyer, and Buyer desires to purchase and assume from Seller, on the terms and subject to the conditions set forth in this Agreement, substantially all of the assets and certain liabilities of Seller that are currently being used by Seller in the conduct of the Business.

     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements and the conditions set forth in this Agreement, the parties hereby agree as follows:

Article 1. Definitions

     1.1 Definitions. As used herein, the following terms have the meanings set forth below:

     “Agreement” has the meaning set forth in the first paragraph of this Agreement.

     “Affiliate” has the meaning set forth in Rule 12b-2 under the Exchange Act.

     “Annual Financial Statements” has the meaning set forth in Section 4.5.

     “Assets” has the meaning set forth in Section 2.1.

     “Business” has the meaning set forth in the preamble hereto.

     “Buyer” has the meaning set forth in the first paragraph of this Agreement.

     “Buyer Losses” has the meaning set forth in Section 8.1(a).

     “Closing” and“Closing Date” have the meanings set forth in Section 3.4.

     “Code” has the meaning set forth in Section 3.3.

     “Confidential Information” has the meaning set forth in Section 6.6(a).

     “Consent” means any authorization, consent, approval, filing, waiver, exemption or other action by or notice to any Person.

     “Contract” means a contract, agreement, commitment or binding understanding, whether oral or written, that is in effect as of the date of this Agreement or any time after the date of this Agreement.

     “Disclosure Schedule” means the schedule delivered by Seller and Parent to Buyer on or prior to the date of this Agreement.

     “Distribution Agreement” means the Distribution and Supply Agreement to be executed contemporaneous with this Agreement, in the form of the attached Exhibit B.

     “EMS” shall have the meaning set forth in Section 6.8(a).

     “Encumbrance” means any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

     “Excess Inventory” shall have the meaning assigned to it in Section 6.3.

     “Field Inventory” means all inventory of Product owned by Seller, whether subject to current rental or otherwise, and not maintained at Seller’s office premises, including, without limitation, all Product maintained on a consignment basis at clinics, with physicians, physical therapists or otherwise on a consignment basis, all Products in the possession of end-user customers on a rental basis, and all Products in the possession of sales agents, independent representatives, employees or agents as demonstration copies.

     “Finished Goods Inventory” means that inventory of Product described on the attached Exhibit C.

     “GAAP” means United States generally accepted accounting principles, as in effect from time to time.

     “Governmental Authorization” means any approval, consent, license, permit, waiver, registration or other authorization issued, granted, given, made available or otherwise required by any Governmental Entity or pursuant to Law.

     “Governmental Entity” means any federal, state, local, foreign, international or multinational entity or authority exercising executive, legislative, judicial, regulatory, administrative or taxing functions of or pertaining to government.

     “Governmental Order” means any judgment, injunction, writ, order, ruling, award or decree by any Governmental Entity or arbitrator.

     “Hold-Back Amount” has the meaning set forth in Section 3.2.

     “INS” has the meaning set forth in Section 4.20(b).

     “Insider” means (i) a shareholder, officer, director or employee of the Seller or any Subsidiary, (ii) any Member of the Immediate Family of any shareholder, officer, director or employee of the Seller or any Subsidiary or (iii) any entity in which any of the persons described in clause (i) or (ii) owns any beneficial interest (other than less than one percent of the stock of any publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market).

     “Intellectual Property” means all rights in patents, patent applications, trademarks, service marks, trade names, corporate names, copyrights, Software, mask works, trade secrets, know-how and other intellectual property rights.

     “Intellectual Property Rights” means (i) rights in patents, patent applications and patentable subject matter, whether or not the subject of an application, (ii) rights in trademarks, service marks, trade names, trade dress and other designators of origin, registered or unregistered, (iii) rights in copyrightable subject matter or protectable designs, registered or unregistered, (iv) trade secrets, (v) rights in Internet domain names, uniform resource locators and e-mail addresses, (vi) rights in semiconductor topographies (mask works), registered or unregistered, (vii) know-how and (viii) all other intellectual and industrial property rights of every kind and nature and however designated, whether arising by operation of Law, Contract, license or otherwise.

     “IRS” means the United States Internal Revenue Service.

     “Knowledge,” when used with respect to Seller, means the actual knowledge of any officer or director of Parent or any director or officer of Seller.

     “Last Fiscal Year End” has the meaning set forth in Section 4.5.

     “Latest Balance Sheet” has the meaning set forth in Section 4.5.

     “Latest Financial Statements” has the meaning set forth in Section 4.5.

     “Law” means any constitution, law, ordinance, principle of common law, regulation, statute or treaty of any Governmental Entity.

     “Leased Real Property” has the meaning set forth in Section 4.9(b).

     “Liability”means any debt, liability, commitment or obligation of any kind, character or nature whatsoever, secured or unsecured, accrued, fixed, absolute, contingent, and whether due or to become due.

     “Licensed-In Intellectual Property Rights” means Third-Party Intellectual Property Rights used or held for use by Seller or any Subsidiary with the permission of the owner.

     “Litigation” means any claim, action, arbitration, mediation, audit, hearing, investigation, proceeding, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator or mediator.

     “Loss” means any Litigation, Governmental Order, complaint, claim, demand,“ damage, deficiency, penalty, fine, cost, amount paid in settlement, liability, obligation, Tax, Encumbrance, loss, expense or fee, including court costs and attorneys’ fees and expenses.

     "Material Adverse Effect” means any change, effect, event or condition, individually or in the aggregate, that has had, or, with the passage of time, could have, a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations, prospects or customer, supplier or employee relationships of the Seller.

     “Material Contracts” has the meaning set forth in Section 4.14(a).

     “Member of the Immediate Family” of a Person means a spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in-law, and brother- or sister-in-law of such Person.

     “Ordinary Course of Business” means the ordinary course of business of the Seller consistent with past custom and practice (including with respect to quantity and frequency).

     “Organizational Documents” means (i) the articles or certificate of incorporation and the bylaws of a corporation, (ii) the partnership agreement and any statement of partnership of a general partnership, (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership, (iv) the limited liability company agreement and articles or certificate of formation of a limited liability company, (v) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person and (vi) any amendment to any of the foregoing.

     “Owned Intellectual Property Rights” means Intellectual Property Rights owned by the Seller.

     “Parent” has the meaning set forth in the first paragraph of this Agreement.

     “Parent Losses” has the meaning set forth in Section 8.2(a)

     “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, Governmental Entity or other entity.

     “Permitted Encumbrances” has the meaning set forth in Section 4.9(e).

     “Plan” means every plan, fund, contract, program and arrangement (whether written or not) for the benefit of present or former employees, including those intended to provide (i) medical, surgical, health care, hospitalization, dental, vision, workers’ compensation, life insurance, death, disability, legal services, severance, sickness or accident benefits (whether or not defined in Section 3(1) of ERISA), (ii) pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits (whether or not tax qualified and whether or not defined in Section 3(2) of ERISA) or (iii) salary continuation, unemployment, supplemental unemployment, severance, termination pay, change-in-control, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA), (w) that is maintained or contributed to by the Seller or any Subsidiary, (x) that the Seller or any Subsidiary has committed to implement, establish, adopt or contribute to in the future, (y) for which the Seller or any Subsidiary is or may be financially liable as a result of the direct sponsor’s affiliation with the Seller, its Subsidiaries or the Seller’s shareholders (whether or not such affiliation exists at the date of this Agreement and notwithstanding that the Plan is not maintained by the Seller or any Subsidiary for the benefit of its employees or former employees) or (z) for or with respect to which the Seller or any Subsidiary is or may become liable under any common law successor doctrine, express successor liability provisions of Law, provisions of a collective bargaining agreement, labor or employment Law or agreement with a predecessor employer. Plan does not include any arrangement that has been terminated and completely wound up prior to the date of this Agreement and for which neither the Seller nor any Subsidiary has any present or potential liability.

     “PO Box” means the post office box identified as PO Box 30010, Phoenix, Arizona 85046.

     “Product” means the transcutaneous electrical stimulation (“TENS”) products, electrical muscular stimulation (“EMS”) products and any other products currently manufactured, developed, marketed or sold through the Business.

     “Product Inventory” means the Product owned by the Seller.

     “Purchase Price” shall have the meaning set forth in Section 3.1.

     “Registered Intellectual Property Rights” means Intellectual Property Rights that are the subject of a pending application or an issued patent, trademark, copyright, design right or other similar registration formalizing exclusive rights.

     “Remedies Exception,” when used with respect to any Person, means performance of such Person’s obligations except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

     “Required Consents” has the meaning set forth in Section 6.1.

     “Retained Liabilities” has the meaning set forth in Section 2.3(a).

     “Returns” means all returns, declarations, reports, estimates, information returns and statements pertaining to any Taxes.

     “Seller” has the meaning set forth in the recitals of this Agreement.

     “Software” means computer programs or data in computerized form, whether in object code, source code or other form.

     “Subsidiary” means any Person in which any ownership interest is owned, directly or indirectly, by another Person. When used without reference to a particular entity, “Subsidiary” means a Subsidiary of the Seller.

     “Tax Affiliate” means each of the Seller and the Subsidiaries and any other Person that is or was a member of an affiliated, combined or unitary group of which the Seller or any Subsidiary is or was a member.

     “Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, including all interest and penalties thereon, and additions to tax or additional amounts imposed by any Governmental Entity upon the Seller or any Tax Affiliate.

     “Third Party Action” has the meaning set forth in Section 8.3(a).

     “Third-Party Intellectual Property Rights” means Intellectual Property Rights in which a Person other than the Seller or Parent has any ownership interest.

     “Transfer Taxes” shall have the meaning set forth in Section 6.12.

     “Treasury Regulations” means the rules and regulations under the Code.

     “Work Permits” has the meaning set forth in Section 4.20(b).

     1.2 United States Currency. Unless otherwise indicated, all amounts set forth herein shall be in United States dollars.

Article 2. Transfer of Assets; Assumption of Liabilities

     2.1 Transfer of Assets. On the terms and subject to the conditions set forth in this Agreement, Seller shall, at the Closing (as defined in Section 3.4 hereof), sell, transfer and assign to Buyer, and Buyer shall purchase and acquire from Seller, all of Seller’s right, title and interest, as of the Closing Date (as defined in Section 3.4 hereof), in and to all of the assets of Seller related to, or used in conjunction with, the Business (collectively, except for the excluded assets set forth in Section 2.2 hereof, the “Assets”), free and clear of any Encumbrance (except Permitted Encumbrances), which Assets include, but are not limited to:

(a) All of the equipment, machinery, vehicles, furniture, fixtures, furnishings and leasehold improvements owned by Seller and used by Seller in the operation of the Business;

(b) Seller’s interest in all real property leases to which Seller is a party that are used in connection with the Business, all of which leases are identified in Schedule 2.1(b) hereto;

(c) All of Seller’s Field Inventory, all inventories of supplies, raw materials, parts, work-in-process, product labels and packaging materials used in connection with the Business, the Finished Goods Inventory and Seller’s interest in all orders or contracts for the purchase of supplies, raw materials, parts, product labels and packaging materials used in connection with the Business;

(d) Seller’s interest in the licenses relating to the Business, and in the contracts or agreements set forth in the attached Schedule 2.1(d);

(e) All unfilled or uncompleted customer contracts, commitments or purchase or sales orders received and accepted by Seller in connection with the Business in the ordinary course of business, excepting any of the same that have been billed under the Seller’s Medicare provider number or to a government payor;

(f) All of Seller’s Intellectual Property and Intellectual Property Rights;

(g) The name “BMR Neurotech” or any combination of words in which the name “Neurotech” appears or any rights associated with such name or any right to use such name in the United States (and for the avoidance of doubt, such limitation shall not apply to the use of such name by Parent outside the United States);

(h) All of Seller’s books, records and other documents and information relating to the Assets or the Business, including, without limitation, all customer, prospect, dealer and distributor lists, sales literature, inventory records, purchase orders and invoices, sales orders and sales order log books, customer information, commission records, correspondence, employee payroll and personnel records, product data, material safety data sheets, price lists, product demonstrations, quotes and bids and all product catalogs and brochures;

(i) All accounts or notes receivable (excluding intra-Seller accounts and any of the same that have been billed under the Seller’s Medicare provider number or to a government payor) owing to Seller that relate to the Business;

(j) The current telephone listings of the Business and the right to use the telephone numbers currently being used at the principal offices and other offices or facilities of the Business;

(k) All permits, licenses and other governmental approvals held by Seller with respect to the Business, to the extent they are assignable;

(l) Those prepaid expenses and deposits made by Seller with respect to the Business that are necessary for the ongoing operation of the Business, as listed on the attached Schedule 2.1(l);

(m) Any rights to recovery by Seller arising out of litigation with respect to the Business that is pending prior to or commences after the Closing Date;

(n) All insurance policies of Seller obtained in connection with the Business and all rights of Seller (including rights to receive dividends) under or arising out of such insurance policies;

(o) Rights to receive refunds with respect to any and all taxes paid by Seller in connection with the Business, including interest payable with respect thereto; and

(p) Goodwill (including all goodwill associated with and symbolized by the name or names identified in Subsection (i) above as used as a trademark or service mark and all goodwill associated with and symbolized by any other trademark or service mark, trade name or corporate name used in the conduct of the Business as now conducted), all related tangibles and intangibles which Seller uses in the conduct of the Business and all rights to continue to use the Assets in the conduct of a going business.

The parties hereto expressly agree that Buyer is not assuming any of the liabilities, obligations or undertakings relating to the foregoing Assets, except for those liabilities and obligations specifically assumed by Buyer in Section 2.3 hereof.

       2.2 Excluded Assets. Notwithstanding the terms of Section 2.1, the following assets shall be retained by Seller and shall not be sold, transferred or assigned to Buyer in connection with the purchase of the Assets:

(a) All corporate certificates of authority and corporate minute books and the corporate stock record or register of Seller;

(b) Such licenses, permits or other certificates of authority which, by their terms, are nonassignable, all of which are identified in the Disclosure Schedule under the caption referencing Section 2.2(b) as being retained by the Seller;

(c) All cash and cash equivalents and all bank accounts of Seller, including all cash on deposit in such accounts;

(d) Seller’s Medicare provider number and any similar government provider number and any account receivable that has been billed thereunder;

(e) All of Sellers Plans; and

(f) The Excess Inventory.

       2.3 Assumed Liabilities; Retained Liabilities.At the Closing, Buyer will assume the obligations of Seller thereafter to accrue under the Contracts assigned to Seller pursuant to

Section 2.1 (collectively, the “Assumed Liabilities”); provided, Assumed Liabilities shall not include a payment obligation for goods or services provided to Seller or Parent on or before the Closing Date or any guaranties of Seller or Parent; provided further that “Assumed Liabilities” shall not include any obligations under any Contract required to be disclosed in a Schedule to this Agreement that is not so disclosed and shall not include any damages or other claims related to activities of Seller or Parent prior to the Closing Date. Except for the Assumed Liabilities, Buyer will not assume or become liable for any other Liability (such Liabilities not assumed by Buyer are hereinafter referred to as the “Retained Liabilities”). Seller and Parent shall be responsible for all Retained Liabilities. Buyer shall not assume or have any Liability for any conduct of the Business prior to the Closing Date, regardless of whether such matter is disclosed on any Schedule to this Agreement. Buyer shall not assume or have any Liability for any legal fees or expenses of Seller or Parent or any other party incurred for any reason whatsoever, and the Assets shall not be utilized for or reduced by the amount of any such fees or expenses. Purchaser shall not assume any Liability for federal, state or local income, sales, use, excise, payroll, employment or other Taxes, or for wages, salaries or overtime, vacation pay, holiday pay or other employee benefits, or other employee benefit plans on, arising out of, or attributable to Seller or Parent or to the conduct of the Business prior to the Closing Date.

     (a)  All property and ad valorem Taxes, leasehold rentals and other customarily proratable items relating to the Assets payable prior to or subsequent to the Closing Date and relating to a period of time both prior to and subsequent to the Closing Date will be prorated as of the Closing Date between Buyer and Parent. If the actual amount of any such item is not known as of the Closing Date, the aforesaid proration shall be based on the previous year’s assessment of such item and the parties agree to adjust said proration and pay any underpayment or reimburse for any overpayment within 30 days after the actual amount becomes known.

Article 3. Purchase Price and Closing

     3.1 Purchase Price. The aggregate Purchase Price (the “Purchase Price”) for the Assets is $3,300,000.

     3.2 Hold-Back. A portion of the Purchase Price (the “Hold-Back Amount”) equal to $150,000 will be withheld from the Purchase Price for a period of one-year after the Closing Date, and thereafter promptly paid to the Seller if there are no claims to indemnification pursuant to Article VIII or the aggregate amount of such claims has not exceeded the Basket Amount.

     3.3 Allocation of Purchase Price. Within a reasonable period after the Closing Date, the Buyer will allocate the Purchase Price among the Assets in such a manner as determined by Buyer after taking into account any appraisals which may be obtained by Buyer, the applicable Treasury Regulations and the fair market value of such items. Buyer shall prepare for filing all Returns that may be required with respect to the transaction provided for herein pursuant to Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), any Treasury Regulations promulgated thereunder, any other similar provision of the Code and any other similar, applicable foreign, state or local tax law or regulation. Seller shall provide information that may be required by Buyer for the purpose of preparing such Returns, execute and file such Returns as requested by Buyer and file all other returns and tax information on a basis that is consistent with such Returns prepared by Buyer.

       3.4 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Dorsey & Whitney LLP, 50 South Sixth Street, Minneapolis, Minnesota simultaneously with the execution of this Agreement. The date on which the Closing occurs is referred to herein as the “Closing Date,” and the Closing shall be deemed effective as of 8:00 a.m., Minneapolis time, on the Closing Date.

       3.5 Closing Deliveries of Buyer. At the Closing, Buyer will deliver:

(a) to Seller a wire transfer in immediately available funds in the amount of the Purchase Price less the Hold-Back Amount and less the payment to Heller pursuant to subsection (b) below;

(b) to Heller a wire transfer in immediately available funds in the amount of the principle and interest due Heller in accordance with the Pay-off Letter (as defined in Section 3.6(d));

(c) to Seller a copy of the Distribution and Supply Agreement duly executed by Buyer; and

(d) to Seller a duly executed copy of an assignment and assumption agreement relating to the Contracts assumed by Buyer as part of the Assets.

       3.6 Closing Deliveries of Seller and Parent. At the Closing, Seller and Parent will deliver to Buyer:

(a) a written opinion of counsel for Seller and Parent, dated the Closing Date, addressed to Buyer and satisfactory to Buyer’s counsel, in the form set forth in Exhibit A hereto;

(b) a copy of the Distribution Agreement duly executed by Parent;

(c) such good and sufficient bills of sale, assignments, deeds and other good and sufficient instruments of sale, conveyance, transfer and assignment as shall be required or as may be appropriate in order to effectively invest in Buyer good and marketable title to the Assets free and clear of Encumbrances;

(d) A payoff letter (the “Pay-Off Letter”) relating to all sums due and owing under that certain master credit facility (the “Credit Agreement”) between the Company and Heller Financial, Inc.(“Heller”);

(e) copies of all consents, approvals, acknowledgments and waivers that have been obtained prior to Closing; and

(f) such other certificates, documents and instruments that Buyer reasonably requests for the purpose of (1) evidencing the performance and compliance by Seller and Parent with agreements contained in this Agreement, (2) evidencing approval and authority of Seller and Parent and the persons executing this Agreement on their behalf, or (3) otherwise facilitating the consummation of the transactions contemplated by this Agreement.

Article 4. Representations and Warranties of Parent and Seller

     Parent and Seller jointly and severally represent and warrant to Buyer that, except as set forth in the Disclosure Schedule:

     4.1 Incorporation; Power and Authority; Valid and Binding Agreement.

     (a)  Each of Parent and Seller is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and has all necessary power and authority necessary to own, lease and operate its assets and to carry on its business as now conducted and presently proposed to be conducted. Seller is duly qualified to do business as a foreign corporation in each jurisdiction in which the nature of its business or its ownership of property requires it to be so qualified, except where the failure to be so qualified would not have a Material Adverse Effect. Schedule 4.1 lists for the Seller each jurisdiction in which it is so qualified.

     (b)  Each of the Parent and Seller is in full compliance with all provisions of its Organizational Documents.

     (c)  The execution, delivery and performance of this Agreement by each of Seller and Parent, and of the Distribution Agreement by Parent, have been duly and validly authorized by all necessary action. This Agreement has been duly executed and delivered by Seller and Parent and constitutes the valid and binding obligation of Seller and Parent, enforceable against Seller and Parent in accordance with its terms, subject to the Remedies Exception. The Distribution Agreement, when executed and delivered by or on behalf of Parent, will constitute the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Remedies Exception.

     4.2 No Breach; Consents. The execution, delivery and performance of this Agreement and the Distribution Agreement will not (a) contravene any provision of the Organizational Documents of Parent or Seller; (b) violate or conflict with any Law, Governmental Order or Governmental Authorization; (c) conflict with, result in any breach of any of the provisions of, constitute a default (or any event which would, with the passage of time or the giving of notice or both, constitute a default) under, result in a violation of, increase the burdens under, result in the termination, amendment, suspension, modification, abandonment or acceleration of payment (or any right to terminate) or require a Consent under any Contract or Governmental Authorization that is either binding upon or enforceable against Parent or Seller; (d) result in the creation of any Encumbrance upon Parent, Seller or the Assets; or (e) require any Governmental Authorization.

     4.3 [Intentionally Blank]

     4.4 Subsidiaries. As of the Closing Date, the Seller has no Subsidiaries.

     4.5 Financial Statements. The unaudited balance sheet as of March 31, 2003 of Seller (the “Latest Balance Sheet”) and the unaudited statements of income, changes in shareholders’ equity and cash flows of Seller for the three-month period then ended (such statements and the Latest Balance Sheet, in the form attached hereto as Schedule 4.5, the “Latest Financial Statements”) and the unaudited balance sheet, as of December 31, 2002 (the “Last Fiscal Year End”) and for each of the two prior fiscal years then ended, of Seller and the audited statements of income, shareholders’ equity and cash flows, including the notes, of Seller for each of the two years ended on the Last Fiscal Year End (collectively, in the form attached hereto as Exhibit 4.5, the “Annual Financial Statements”) are based upon the books and records of Seller, have been prepared in accordance with GAAP consistently applied during the periods indicated and present fairly the financial position, results of operations and cash flows of the Seller at the respective dates and for the respective periods indicated, except that the Latest Financial Statements may not contain all notes and are subject to year-end adjustments, none of which are material. Neither the Latest Financial Statements nor the Annual Financial Statements include any accounts of any other entity, including any subsidiary.

     4.6 Absence of Undisclosed Liabilities. Except as reflected or expressly reserved against in the Latest Balance Sheet, and except liabilities or obligations that have arisen after the date of the Latest Balance Sheet in the Ordinary Course of Business, none of which is a liability or obligation for breach of Contract, breach of warranty, tort, infringement, Litigation or violation of Governmental Order, Governmental Authorization or Law, (i) the Seller has no liability or obligation (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted) and (ii) there is no basis for any present or future Litigation, charge, complaint, claim or demand against any of them giving rise to any liability or obligation known to the Seller or the Parent.

     4.7 Books and Records. The books of account of Seller are complete and correct and have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Exchange Act (regardless of whether Seller is subject to that section), including the maintenance of an adequate system of internal controls. The minute books and stock or equity records of Seller, all of which have been made available to Buyer, are complete and correct. The minute books of Seller contain accurate records of all meetings held and actions taken by the holders of stock or equity interests, the boards of directors and committees of the boards of directors or other governing body of Seller, and no meeting of any such holders, boards of directors or other governing body or committees has been held for which minutes are not contained in such minute books.

     4.8 Absence of Certain Developments. Since the Last Fiscal Year End, there has not been any Material Adverse Effect and:

(a) Seller has not sold, leased, transferred or assigned any of its assets, tangible or intangible, other than for a fair consideration in the Ordinary Course of Business;

(b) Seller has not entered into any Contract (or series of related Contracts) either involving more than $5,000 or outside the Ordinary Course of Business;

(c) no party (including the Seller) has accelerated, suspended, terminated, modified or canceled any Contract (or series of related Contracts) involving more than $5,000 to which the Seller is a party or by which any of them is bound;

(d) no Encumbrance has been imposed on any assets of the Seller;

(e) Seller has not made any capital expenditure (or series of related capital expenditures) either involving more than $10,000 or outside the Ordinary Course of Business;

(f) Seller has not made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans and acquisitions) or acquired (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any Person;

(g) Seller has not issued any note, bond or other debt security or created, incurred, assumed or guaranteed any indebtedness for borrowed money (including advances on existing credit facilities) or capitalized lease obligation;

(h) Seller has not delayed, postponed or accelerated the payment of accounts payable or other liabilities or the receipt of any accounts receivable, in each case outside the Ordinary Course of Business or in a manner inconsistent with past practice, and the balance of accounts receivable, net of the reserve for uncollectible accounts, has not decreased;

(i) Seller has not canceled, compromised, waived or released any right or claim (or series of related rights or claims) either involving more than $10,000 or outside the Ordinary Course of Business;

(j) Seller has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

(k) there has been no change made or authorized in the Organizational Documents of the Seller;

(l) Seller has not issued, sold or otherwise disposed of any of its capital stock or equity interests, or granted any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;

(m) Seller has not declared, set aside or paid any dividend or made any distribution with respect to its capital stock or equity interests (whether in cash or in kind) or redeemed, purchased or otherwise acquired any of its capital stock or split, combined or reclassified any outstanding shares of its capital stock;

(n) Seller has not experienced any material damage, destruction or loss (whether or not covered by insurance) to its property;

(o) Seller has not made any loan to, or entered into any other transaction with the Parent or with directors, officers or employees of the Parent, the Seller or any Subsidiary;

(p) Seller has not entered into any employment or collective bargaining agreement, written or oral, or modified the terms of any such existing agreement;

(q) Seller has not granted any increase in the base compensation or made any other change in employment terms of any of its directors, officers or employees, except as listed on Schedule 4.8(q);

(r) Seller has not adopted, amended, modified or terminated any bonus, profit-sharing, incentive, severance or other plan, Contract or commitment for the benefit of any of its directors, officers or employees (or taken any such action with respect to any other Plan);

(s) Seller has not made or pledged to make any charitable or other capital contribution;

(t) Seller has not discharged or satisfied any Encumbrance or paid any liability, in each case with a value in excess of $5,000 individually or $20,000 in the aggregate, other than current liabilities paid in the Ordinary Course of Business;

(u) Seller has not disclosed, to any Person other than Buyer and authorized representatives of Buyer, any proprietary confidential information, other than pursuant to a confidentiality agreement prohibiting the use or further disclosure of such information, which agreement is in full force and effect on the date of this Agreement;

(v) Seller has not made any change in accounting principles or practices from those utilized in the preparation of the Annual Financial Statements; and

(w) Seller has not committed to take any of the actions described in this Section

     4.9 Property.

     (a)  Seller owns no real property. The real properties demised by the leases listed on Schedule 4.9 constitute all of the real property leased (whether or not occupied and including any leases assigned or leased premises sublet for which the Seller remains liable), used or occupied by Seller.

     (b)  The leases of real property listed on Schedule 4.9 as being leased by the Seller (the “Leased Real Property”) are in full force and effect, and Seller holds a valid and existing leasehold interest under each of the leases for the term listed on Schedule 4.9. To the Knowledge or Seller and Parent, the Leased Real Property is subject to no ground lease, master lease, mortgage, deed of trust or other Encumbrance or interests that would entitle the holder thereof to interfere with or disturb use or enjoyment of the Leased Real Property or the exercise by the lessee of its rights under such lease so long as the lessee is not in default under such lease.

     (c)  Each parcel of Leased Real Property has access, sufficient for the conduct of the business as now conducted or as presently proposed to be conducted by Seller on such parcel of Leased Real Property, to public roads and to all utilities, including electricity, sanitary and storm sewer, potable water, natural gas and other utilities, used in the operation of the business at that location. The zoning for each parcel of Leased Real Property permits the presently existing improvements and the continuation of the business presently being conducted thereon as a conforming use. Seller is not in violation of any applicable zoning ordinance or other Law relating to the Leased Real Property, and Seller has not received any notice of any such violation, or the existence of any condemnation proceeding with respect to any of the Leased Real Property.

     (d)  Seller has no Knowledge of improvements made or contemplated to be made by any Governmental Entity, the costs of which are to be assessed as special Taxes or charges against any of the Leased Real Property, and there are no present assessments.

     (e)  Seller has good and marketable title to, or a valid leasehold interest in, the buildings, machinery, equipment and other tangible assets and properties used by Seller, located on their premises or shown in the Latest Balance Sheet or acquired after the date thereof, free and clear of all Encumbrances, except for Encumbrances listed on Schedule 4.9 (the “Permitted Encumbrances”) and properties and assets disposed of in the Ordinary Course of Business since the date of the Latest Balance Sheet.

     (f)  All of the buildings, machinery, equipment and other tangible assets and properties used in the conduct of the Business of the Seller (i) are in good condition and repair, ordinary wear and tear excepted, (ii) are usable in the Ordinary Course of Business and (iii) are included in the Assets that Buyer is purchasing pursuant to this Agreement. Each such asset is free from defects (patent and latent), and has been maintained in accordance with normal industry practice. The Seller owns, or leases under valid leases, all buildings, machinery, equipment and other tangible assets and properties necessary for the conduct of it business as presently conducted and as presently proposed to be conducted; and after the Closing Buyer shall own, or lease under valid lease, all such assets.

     4.10     Accounts Receivable. The accounts receivable of the Business reflected on the Latest Balance Sheet and any additional accounts receivable accrued since the date of the Latest Balance Sheet, each to the extent less than 360 days old (the “Current Year Receivables”) are valid receivables, are not subject to valid counterclaims or setoffs, and are collectible in accordance with their terms, except to the extent of the bad debt reserve reflected on the Latest Balance Sheet. All account debtors with respect to all such accounts receivable have been directed by the Company to forward payments to the PO Box.

     4.11     Inventory. The inventory of Products, raw materials, work in process, supplies and finished goods of Seller, including the Finished Goods Inventory and the Field Inventory, consists of items of a quality and quantity usable and, with respect to finished goods only, salable, in each case, in the Ordinary Course of Business. The inventory of finished goods is not slow-moving (as determined in accordance with past practices), obsolete, damaged or defective, subject only to any reserve for inventory on the face of the Latest Balance Sheet and is merchantable and fit for its particular use. Seller has on hand such quantities of finished goods as are reasonably required to fill current orders on hand in a timely manner and to maintain the manufacture and shipment of products at its normal level of operations.

     4.12     Tax Matters.

     (a)  Each of the Seller and any Tax Affiliate has (i) timely filed (or has had timely filed on its behalf) all Returns required to be filed or sent by it in respect of any Taxes or required to be filed or sent by it by any Governmental Entity, all which were correct and complete in all respects; (ii) timely and properly paid (or has had paid on its behalf) all Taxes shown to be due and payable on such Returns; (iii) established on the Latest Balance Sheet, in accordance with GAAP and consistent with past practices, reserves that are adequate for the payment of any Taxes not yet due and payable; and (iv) complied with all Laws relating to the withholding of Taxes and the payment thereof (including, without limitation, withholding of Taxes under Sections 1441 and 1442 of the Code) and timely and properly withheld from individual employee wages and paid over to the proper Governmental Entity all amounts required to be so withheld and paid over under applicable Law.

     (b)  There are no Encumbrances for Taxes upon any assets of the Seller or any Tax Affiliate, except Encumbrances for Taxes not yet due.

     (c)  No deficiency for any Taxes has been proposed, asserted or assessed against the Seller or any Tax Affiliate that has not been resolved and paid in full. No waiver, extension or comparable consent given by the Seller or any Tax Affiliate regarding the application of the statute of limitations with respect to any Taxes or Returns is outstanding, nor is any request for any such waiver or consent pending. There has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or Returns for any Tax year subsequent to the year ended December 31, 1998, nor is any such Tax audit or other proceeding pending, nor has there been any notice to the Seller or any Tax Affiliate by any Governmental Entity regarding any such Tax, audit or other proceeding, or, to the Knowledge of the Parent, is any such Tax audit or other proceeding threatened with regard to any Taxes or Returns. Neither the Seller nor any Tax Affiliate expects or anticipates the assessment of any additional Taxes on the Seller or any Tax Affiliate or is aware of any unresolved questions, claims or disputes concerning the liability for Taxes of the Seller or any Tax Affiliate which would exceed the estimated reserves established on its books and records. No claim has ever been made by a Governmental Entity in a jurisdiction where neither the Seller nor any Tax Affiliate files any Return that the Seller or any Tax Affiliate is or may be subject to taxation.

     (d)  Schedule 4.12 lists all federal, state, local and foreign income Tax Returns filed with respect to any of the Seller or its Subsidiaries (if any) for taxable periods ended on or after December 31, 1998, indicates those Returns that have been audited and indicates those Returns that currently are the subject of audit.

     (e)  Neither the Seller nor any Tax Affiliate is a party to any Contract that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code in connection with the consummation of the transactions contemplated by this Agreement. The consummation of the transactions contemplated by this Agreement will not be a factor causing payments to be made by the Seller or any Tax Affiliate that are not deductible (in whole or in part) as a result of the application of Section 280G of the Code.

     (f)  Neither the Seller nor any Tax Affiliate has requested any extension of time within which to file any Return, which Return has not since been filed.

     (g)  Neither the Seller nor any Tax Affiliate is a party to any Tax allocation or sharing agreement.

     (h)  The Seller has evidence of payment for all Taxes, charges, fees, levies or other assessments of a foreign country that would be due or payable with respect to any of the Assets or that would cause the imposition of any Encumbrance to the extent not paid.

     (i)  All deductions claimed or reported on all Tax Returns of the Seller and any Tax Affiliate on account of royalties or similar fees payable with respect to any Intellectual Property of the Seller or any Subsidiary or any other party are allowable in full.

     (j)  Neither the Seller nor any Subsidiary (i) has been a member of an affiliate group filing a consolidated Return (other than a group the common parent of which was the Seller) or (ii) has any liability for the Taxes of any Person (other than any of the Seller or any Subsidiary) under Section 1.1502-6 of the Treasury Regulation (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

     4.13     Intellectual Property Rights.

     (a)  Seller owns, or has a valid license to use, all Intellectual Property Rights necessary to the conduct of the Business. Except with respect to (i) its interest in its tradename and trademark “Neurotech” and or “BMR Neurotech”; (ii) for that certain domain name “www.bmr.com”; (iii) for its license rights in Products and Intellectual Property of Parent, all of which rights will be available to Buyer under the Distribution Agreement; (iv) for rights to commercially available software pursuant to consumer software license agreements, (v) for its rights in computer code (as a trade secret) constituting the “Dezine” billing system, and (vi) for Seller’s Confidential Information (as defined in Section 6.5), Seller has no Owned Intellectual Property Rights. Seller has no Registered Intellectual Property Rights, and except for the rights enumerated in (i) through (iv) above, has no Licensed-In Intellectual Property Rights.

     (b)  Parent owns all Intellectual Property Rights in, or has adequate right to use such Intellectual Property Rights, necessary to sell to Buyer for redistribution, the Products pursuant to the Distribution Agreement. Neither Parent, nor Seller has received any notice of any infringement, misappropriation or violation by Seller or Parent of any Third-Party Intellectual Property Right, and neither the Parent, nor Seller, has not infringed, misappropriated or otherwise violated any Third-Party Intellectual Property Right. No infringement, misappropriation or violation of any Third-Party Intellectual Property Right has occurred or will occur with respect to products and services currently being or previously sold by the Seller or with respect to the products or services currently under development or with respect to the conduct of the business of the Seller as now conducted or presently proposed to be conducted

     (c)  All reasonable precautions have been taken to protect the secrecy, confidentiality and value of the Confidential Information of Seller including, without limitation, the implementation and enforcement of policies requiring each independent contractor that has access to Confidential Information to execute proprietary information and confidentiality agreements substantially in a standard form. There has been no breach or other violation of such agreements. Seller has an unqualified right to use all Confidential Information and other proprietary information currently used in its business, subject to any Contract relating to Licensed-In Intellectual Property Rights.

     (d)  Seller has no present expectation or intention of not fully performing any obligation pursuant to any License, and there is no breach, anticipated breach or default by any other party to any License. There are no renegotiations of, attempts to renegotiate, demands for or outstanding rights to renegotiate any License. All rights under each License will be fully available to Buyer after the Closing.

     (e)  All Software that is used by the Seller or is present at any facilities or on any equipment of the Seller is subject to a current license agreement set forth on Schedule 4.13(e) and that covers all use of the Software in the business of the Seller, as presently conducted or proposed to be conducted. The Seller has the right to use the Software currently used in its business as it is presently being used, without any conflict with the rights of others. Neither Parent nor Seller is in breach of any license to, or license of, any such Software. The Seller does not use, rely on or contract with any Person to provide services bureau, outsourcing or other computer processing services to the Seller, in lieu of or in addition to their respective use of the Software. Following the Closing and as a result of the purchase of the Assets, Buyer will have sufficient rights (whether in the form of direct ownership, valid license or otherwise) to all Software used by Seller to operate the business of Seller as it is currently being conducted.

     4.14     Material Contracts.

     (a)  Schedule 4.14 lists the following Contracts to which Seller is a party or subject or by which it is bound (the “Material Contracts”):

(i) all employment, agency or consulting Contracts;

(ii) all stock purchase, stock option and stock incentive plans (other than Plans);

(iii) all Contracts (A) with any Insider (including the Parent) or (B) between or among any Insiders relating in any way to the Seller;

(iv) all distributor, reseller, OEM, dealer, manufacturer’s representative, sales agency or advertising agency, finder’s and manufacturing or assembly Contracts;

(v) all franchise agreements;

(vi) any Contracts or group of related Contracts with the same party for the purchase of products or services with a undelivered balance in excess of $10,000;

(vii) any Contract or group of related Contracts with the same party for the sale of products or services with an undelivered balance in excess of $5,000;

(viii) all leases of real or personal property (excluding any lease with aggregate annual payments of $1,500 or less for pagers, telephone equipment, copy machines and the like entered into in the Ordinary Course of Business);

(ix) any Contract for the sale of any capital assets;

(x) any Contract for capital expenditures in excess of $5,000;

(xi) all Contracts relating to the borrowing of money or to mortgaging, pledging or otherwise placing an Encumbrance on any of the Assets;

(xii) each written warranty, guaranty or other similar undertaking with respect to contractual performance extended by the Seller other than in the Ordinary Course of Business;

(xiii) all Contracts relating to any surety bond or letter of credit required to be maintained by the Seller;

(xiv) any Contract that contains or provides for an express undertaking by the Seller to be responsible for consequential damages;

(xv) all license agreements, transfer or joint-use agreements or other agreements related to Intellectual Property;

(xvi) any Contract concerning a partnership or joint venture;

(xvii) any Contract providing for the development of any products, software or Intellectual Property or the delivery of any services by, for or with any third party;

(xviii) any Contracts containing exclusivity, noncompetition or nonsolicitation provisions or that would otherwise prohibit the Seller from freely engaging in business anywhere in the world or prohibiting the solicitation of the employees or contractors of any other entity;

(xix) all Contracts pertaining to confidentiality or non-disclosure;

(xx) all Contracts terminable by any other party upon a change of control of the Seller or upon the failure of the Seller to satisfy financial or performance criteria specified in such Contract;

(xxi) any power of attorney that is currently effective;

(xxii) any and all other Contracts of the Seller not entered into in the Ordinary Course of Business or that are material to the business, financial condition, results of operations or prospects of the Seller and the Subsidiaries taken as a whole.

     (b)  Each Material Contract is valid and binding, currently in force and enforceable in accordance with its terms. Seller has performed all obligations required to be performed by it in connection with each Material Contract. Seller has not received any notice of any claim of default by it under or termination of any Material Contract. Seller has no present expectation or intention of not fully performing any obligation pursuant to any Material Contract, and to the Knowledge of Seller and Parent there is no breach, anticipated breach or default by any other party to any Material Contract. There are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate any material terms of any Material Contract and no Person has made written demand for such renegotiation. Seller can perform each Material Contract on time. Seller has no obligation to refund payments received for work not yet performed under a Material Contract where the percentage of work completed is less than the percentage of revenues received to date.

     4.15     Litigation. No Litigation is pending or, to the Knowledge of Seller, threatened against Seller and neither Seller nor the Parent know of any reasonable basis for Litigation against the Seller. The Seller is not subject to any outstanding Governmental Order.

     4.16     Insurance.

     (a)  Seller has at all times maintained insurance relating to its business and covering property, fire, casualty, liability, workers’ compensation and all other forms of insurance customarily obtained by businesses in the same industry. Such insurance (i) is in full force and effect, (ii) is sufficient for compliance with all requirements of applicable Law and of any Contract to which the Seller is subject, (iii) is valid and enforceable, and insures against risks of the kind customarily insured against and in amounts customarily carried by businesses similarly situated. True and correct copies of all such policies for insurance currently in effect have been delivered to Buyer.

     (b)  Schedule 4.16 lists by year for the current policy year and each of the two preceding policy years a summary of the loss experience under each policy involving any claim in excess of $5,000, setting forth (i) the name of the claimant, (ii) a description of the policy by insurer, type of insurance and period of coverage and (iii) the amount and a brief description of the claim. Schedule 4.16 also describes the loss experience for all claims in excess of $5,000 that were self-insured, including the aggregate cost of such claims.

     4.17     Compliance with Laws; Government Authorizations.

     (a)  Seller has complied with all applicable Laws and Governmental Orders, including but not limited to the Medicare and Medicaid fraud and abuse provisions of the Social Security Act, the Civil Monetary Penalties Law of the Social Security Act, the so-called “Stark” law, 42 USC Section 1395nn, or any other federal or state law, statute, rule or regulation prohibiting rebates, kickbacks, fee- splitting or other financial incentives or inducements, including but not limited to providing products or services below cost for the referral or continuation of business. Seller is not, to the best knowledge of Seller, under investigation by the Office of Inspector General of the Department of Health and Human Services or other federal or state investigatory or regulatory body or agency relating to their business activities, nor is Parent or Seller aware of any state of facts which could reasonably be likely to subject any of them to a claim for civil penalties, criminal fines or other sanctions with respect to a violation or claimed violation of any such laws or regulations relating to the conduct of their business. Seller is not relying on any exemption from or deferral of any Law, Governmental Order or Governmental Authorization that would not be available to it after the Closing.

     (b)  Seller has in full force and effect all Governmental Authorizations necessary to conduct its business and own and operate its properties in all states in which it conducts business and is also a participant in the Medicare program and the Medicaid programs of the states listed in Section 4.17(a). Schedule 4.17(a) lists each Governmental Authorization held by Seller. Seller has complied with all Governmental Authorizations applicable to it.

     (c)  Seller has not offered, authorized, promised, made or agreed to make gifts of money, other property or similar benefits (other than incidental gifts of articles of nominal value) to any actual or potential customer, supplier, governmental employee, political party, political party official or candidate, official of a public international organization or any other Person in a position to assist or hinder Seller in connection with any actual or proposed transaction, other than payments required or permitted by the Laws of the applicable jurisdiction and in compliance with the U.S. Foreign Corrupt Practices Act.

     (d)  Seller has conducted its import and export transactions in accordance with applicable provisions of export control Laws, including any Laws relating to the export of technology.

     4.18     Environmental Matters. Seller, with respect to the Business and the Leased Real Property, is in compliance with all applicable all applicable laws, rules, directives, permits, licenses and judgments relating to pollution, contamination or protection of the environment (“Environmental Laws”). Seller has not received notice alleging in any manner that Seller is, or might be potentially responsible for, any release of hazardous materials, or any costs arising under or violation of Environmental Laws with respect to the Business or the Assets. Seller has not transported or arranged for the transportation of any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed any Environmental Law. No expenditure will be required in order for Buyer to comply with any Environmental Laws in effect at the time of the Closing in connection with the operation or continued operation of the Business or the Real Property in a manner consistent with the current operation thereof by Seller. Seller, on behalf of itself and its successors and assigns, hereby waives, releases and agrees not to bring any claim, demand, cause of action or proceeding, including without limitation any cost recovery action, against Buyer under any Environmental Law in connection with the Buyer’s purchase, ownership or operation of the Business and the Assets.

     4.19     Warranties. Schedule 4.19 lists all claims pending or, to the Knowledge of Seller or Parent, threatened for breach of any warranty relating to any products sold or services performed by Seller prior to the date of this Agreement. Such claims in the aggregate are not in excess of the reserve for product warranty claims set forth on the face of the Latest Balance Sheet as adjusted for the passage of time through the Closing Date in the Ordinary Course of Business. Schedule 4.19 describes the warranties for products sold or services performed by each of the Seller. No product manufactured, sold, leased or delivered by the Seller is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale or lease. Except as listed on Schedule 4.19, none of the products manufactured, sold, leased or delivered by Seller has been the subject of any product recall or return (whether voluntary or involuntary) during the past five years.

     4.20     Employees.

     (a)  Schedule 4.20(a) lists the names of the employees of Seller on the date of this Agreement, states the total number of employees and indicates for each such employee, and in the aggregate, full-time, part-time and temporary status.

     (b)  Schedule 4.20(a) lists each current salaried employee of Seller as of the date of this Agreement and shows for each such employee annual salary, any other compensation payable (including compensation payable pursuant to bonus, deferred compensation or commission arrangements), date of employment and position. To the Knowledge of Seller, and except as required by Section 7.1, no executive employee of the Seller and no group of employees of the Seller has any plans to terminate his, her or their employment. Seller has complied at all times with all applicable Laws relating to employment and employment practices and those relating to the calculation and payment of wages, including but not limited to overtime, maximum hours of work, equal employment opportunity (including Laws prohibiting discrimination and/or harassment on the basis of race, national origin, religion, gender, disability, age or otherwise), affirmative action and other hiring practices, occupational safety and health, workers compensation, unemployment, the payment of social security and other Taxes, and unfair labor practices under the National Labor Relations Act. Seller has no labor relations problem pending or, to the Knowledge of Seller, threatened and its labor relations are satisfactory. There are no workers’ compensation claims pending against Seller, except as set forth on Schedule 4.20(b). No employee of the Seller is subject to any secrecy or noncompetition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of the business of the Seller.

     (c)  Schedule 4.20(b) sets forth a list of all employees of the Seller who hold a temporary work authorization, including without limitation H-1B, F-1 or J-1 visas or work authorizations (the “Work Permits”), setting forth the name of the employees, the type of Work Permit and the length of time remaining on such Work Permit. With respect to each Work Permit, all of the information that the Seller provided to the Department of Labor and the Immigration and Naturalization Service (the “INS”) in the application for such Work Permit was, to the Knowledge of Seller, true and complete at the time of filing and is, to the Knowledge of Seller, true and complete as of the date hereof. The Seller received the appropriate notice of approval from the INS with respect to each such Work Permit. The Seller has not received any notice from the INS or any other Governmental Entity that any Work Permit has been revoked. There is no action pending or, to the Knowledge of Seller, threatened to revoke or adversely modify the terms of any of the Work Permits.

     (d)  The employment of any terminated former employee of the Seller or any Subsidiary has been terminated, and the employment of the employees to be terminated in accordance with Section 7.1 will be terminated, in accordance with any applicable contractual terms and applicable Law, and Buyer will have no liability under any contract or applicable Law toward any such terminated employee. Except as specifically set forth in Article 7, the transactions contemplated by this Agreement will not cause Buyer to incur or suffer any liability relating to, or obligation to pay, severance, termination or other payments to any Person.

     (e)  None of the employees of the Seller is covered by any collective bargaining agreement, no collective bargaining agreement is currently being negotiated and no attempt is currently being made or threatened or during the past five years has been made to organize any of its employees to form or enter into any labor union, employee association or similar organization. There are no strikes, slowdowns, work stoppages or other labor controversies pending or, to the Knowledge of Seller, threatened against or otherwise affecting the employees or facilities of Seller. Seller has not experienced any labor strike, slowdown, work stoppage or other material labor controversy involving its employees within the past two years.

     (f)  Seller has paid in full to all employees all wages, salaries and commissions due and payable to such employees and have fully reserved on the Latest Financial Statements all amounts for wages, salaries and commissions due but not yet payable to such employees.

     (g)  There have been no lay-offs of employees or work reduction programs undertaken by or on behalf of the Seller in the past two years, except as described on Schedule 4.20(g), and no such programs have been adopted by the Seller or publicly announced except as contemplated by this Agreement.

     4.21     Employee Benefits.

     (a)  Schedule 4.21 lists all Plans of Seller by name and provides a brief description of each Plan.

     (b)  None of the Assets are or will be subject to any lien under Section 412(n) of the Code or Section 4068 of ERISA. Neither Parent or Seller has any actual unsatisfied liabilities, or is reasonably expected to incur any liabilities that could become a liability of Buyer with respect to any Plan, and, with respect to each such Plan, full payment has been made of all amounts that the Parent or Seller is required, under the terms of each such plan, to have paid as contributions to that Plan.

     4.22     Customers. Schedule 4.22 lists the 25 largest customers of Seller on a consolidated basis for each of the last three fiscal years and for the interim period ended on the date of the Latest Balance Sheet and sets forth opposite the name of each such customer the percentage of net sales by Seller attributable to such customer for each such period. To Seller’s Knowledge, no customer listed on Schedule4.22 has indicated that it will stop or decrease the rate of business done with Seller or will not transfer such business to the Buyer as a result of the transaction contemplated by this Agreement.

     4.23     Suppliers. Schedule 4.23 lists the 25 largest suppliers of the Seller for each of the last two fiscal years and for the interim period ended on the date of the Latest Balance Sheet and sets forth opposite the name of each such supplier the approximate percentage of purchases by Seller attributable to such supplier for each such period. No supplier listed on Schedule 4.23 is a sole source of supply for the Seller. To Seller’s Knowledge, no supplier listed on Schedule 4.23 has indicated that it will stop or decrease the rate of business done with the Seller or that it will refuse to do business with Buyer after the Closing Date.

     4.24     Affiliate Transactions. Schedule 4.24 lists all agreements, whether written or oral, between the Seller and the Parent, or any Affiliate of the Parent, as well as any and all indebtedness or obligations, whether for borrowed money, purchase or sale of products or otherwise, between the Seller and any Affiliate of the Parent. Except as set forth on Schedule 4.24, no Insider has any Contract with the Seller or any Subsidiary (other than employment not represented by a written Contract and terminable at will) or any interest in any assets (whether real, personal or mixed, tangible or intangible) used in or pertaining to the business of the Seller (other than ownership of capital stock of the Seller). No Insider has any direct or indirect interest in any competitor, supplier or customer of Seller or in any Person from whom or to whom the Seller leases any property, or in any other Person with whom the Seller otherwise transacts business of any nature. Schedule 4.24 lists all transactions between the Seller and each Insider for each of the last three fiscal years and since the Last Fiscal Year End.

     4.25     Brokerage. No Person will be entitled to receive any brokerage commission, finder’s fee, fee for financial advisory services or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of the Seller for which Buyer is or could become liable or obligated.

     4.26     Availability of Documents. Parent has delivered to Buyer correct and complete copies of the items referred to in the Disclosure Schedule or in this Agreement (and in the case of any items not in written form, a written description thereof).

     4.27     Disclosure. This Agreement, the exhibits, the Disclosure Schedule and the Annual Financial Statements or Latest Financial Statements, taken as a whole, do not omit any material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

Article 5. Representations and Warranties of Buyer

     Buyer represents and warrants to Seller and Parent that:

     5.1 Incorporation; Power and Authority. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, with all necessary power and authority to execute, deliver and perform this Agreement and the Distribution Agreement.

     5.2 Valid and Binding Agreement. The execution, delivery and performance of this Agreement and the Distribution Agreement by Buyer have been duly and validly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against it in accordance with its terms, subject to the Remedies Exception. The Distribution Agreement, when executed and delivered by or on behalf of Buyer, will constitute the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the Remedies Exception.

     5.3 No Breach; Consents. The execution, delivery and performance of this Agreement and the Distribution Agreement by Buyer will not (a) contravene any provision of the Organizational Documents of Buyer; (b) violate or conflict with any Law, Governmental Order or Governmental Authority; (c) conflict with, result in any breach of any of the provisions of, constitute a default (or any event which would, with the passage of time or the giving of notice or both, constitute a default) under, result in a violation of, increase the burdens under, result in the termination, amendment, suspension, modification, abandonment or acceleration of payment (or any right to terminate) or require a Consent, including any Consent under any Contract or Governmental Authorization that is either binding upon or enforceable against Buyer; or (d) require any Governmental Authorization.

     5.4 Brokerage. No Person will be entitled to receive any brokerage commission, finder’s fee, fee for financial advisory services or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of Buyer for which any Parent is or could become liable or obligated.

Article 6. Covenants

     6.1 Consents and Authorizations; Regulatory Filings. Parent will obtain and deliver at Closing, and will cause the Seller to obtain and deliver at Closing, all of the Consents and Governmental Authorizations listed on Schedule 6.1 (the “Required Consents”). Parent will obtain and deliver as promptly as possible after Closing all other Consents and Governmental Authorizations required by Buyer to continue operation of the Business, including the consents to the provider contracts, and other assigned contracts, set forth in Schedule 2.1(d). Parent and Seller shall repay, within 14 days of Closing, any and all amounts giving rise to any Permitted Encumbrance (the “Secured Obligations”), or otherwise obtain a release of such Permitted Encumbrance in a form satisfactory to Buyer, including UCC termination or release statements pertaining to liens and security interests constituting such Permitted Encumbrances.

     6.2 Post-Closing Access. Parent and Seller acknowledge that Buyer may be required to prepare and file with the Securities and Exchange Commission, audited financial statements of the Assets and Business, to the extent acquired by Buyer, for the year ended June 30, 2002 and the nine months ended March 31, 2003. Parent and Seller will afford to Buyer and its authorized representatives full access at all reasonable times and upon reasonable notice to its business and financial records relating to the Business and to the officers and employees of Parent and Seller, and otherwise provide such assistance as may be reasonably requested by Buyer in order for Buyer to prepare and file such financial statements. Without limiting the generality of the foregoing, Seller shall take all steps reasonably necessary to provide access to the Buyer to the work papers of Ernst & Young, the Parent and Seller’s independent accountants, with respect to the Business. In addition, Parent and Seller will cause their officers and employees, to cooperate fully (including providing introductions where necessary) with Buyer to enable Buyer to contact third parties, including suppliers, customers and prospective customers of the Company or any Subsidiary.

     6.3 Finished Goods. Parent, Seller and Buyer agree that, in addition to the Finished Goods Inventory that constitute a part of the Assets, all of the finished goods inventory formerly maintained by Seller for use in the Business will be maintained at the Leased Real Property for sixty days after the Closing Date, or for such shorter or longer period of time as Seller and Buyer shall agree. Buyer shall provide Seller with access to such portion of the finished goods inventory (the “Excess Inventory”) as does not constitute Finished Goods Inventory to audit the same. To the extent that, at any time during such sixty day period, Buyer determines that it would like to purchase any portion of the Excess Inventory, Buyer shall notify Seller of the same and shall pay to Seller the sum of $50 per product unit so purchased. Seller and Parent shall remove, at their expense any Excess Inventory that has not been purchased by Buyer but that remains at the premises of the Leased Real Property at the close of such sixty day period.

     6.4 Nondisparagement. Parent and Seller will not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier or other business associate of Seller from maintaining the same business relationships with Buyer after the Closing as it maintained with the Seller prior to the Closing. Parent and its Affiliates, including Seller, will refer all customer inquiries relating to the businesses of the Seller (including, without limitation, all of the TENS and EMS business of the Parent in the United States) to the Buyer from and after the Closing.

     6.5 Non-Hire. During the period that commences on the Closing Date and ends on the fifth anniversary of the Closing Date, Parent will not, and Parent will cause each of its Affiliates (including Seller) not to, employ (or attempt to employ or interfere with any employment relationship with) any employee of the Buyer, including any of the Business Employees hired by Buyer.

     6.6 Confidentiality.

     (a)  Parent and its Affiliates, including Seller, will keep confidential and protect, and will not divulge, allow access to or use in any way, (i) any of the Intellectual Property Rights of the Seller, including customer lists, current and anticipated customer requirements, price lists, market studies, business plans, (ii) any and all information concerning the business and affairs (including historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, personnel training and techniques and materials and sales agents, distribution partners and other sales representatives), however documented, and (iii) any and all notes, analyses, compilations, studies, summaries and other material containing or based, in whole or in part, on any information included in the foregoing (“Confidential Information”) of the Seller. Parent and Seller acknowledge that such Confidential Information constitutes a unique and valuable asset of the Seller that is being acquired by Buyer and represents a substantial investment of time and expense by the Seller, and that any disclosure or other use of such Confidential Information other than for the sole benefit of Buyer would be wrongful and would cause irreparable harm to Buyer. Parent and its Affiliates, including Seller, will deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of such Confidential Information that are in the possession of Parent and its Affiliates. The foregoing obligations of confidentiality will not apply to any Confidential Information that is now or subsequently becomes generally publicly known, other than as a direct or indirect result of the breach of this Agreement by Parent or its Affiliates.

     (b)  Parent and Seller agree that the provisions and restrictions contained in this Section 6.66 are necessary to protect the legitimate continuing interests of Buyer in acquiring the Assets, that this Section 6.66 has been specifically bargained for, that any violation or breach of such provisions and restrictions will result in irreparable injury to Buyer for which a remedy at Law would be inadequate and that, in addition to any relief at Law which may be available to Buyer for such violation or breach and regardless of any other provision contained in this Agreement, Buyer will be entitled to injunctive and other equitable relief restraining such violation or breach (without any requirement that Buyer provide any bond or other security).

     (c)  In the event that any Parent or any of its Affiliates (including Seller) is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, Parent will notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 6.6. If, in the absence of a protective order or the receipt of a waiver hereunder, Parent or any such Affiliate is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, Parent or such Affiliate may disclose the Confidential Information to the tribunal; provided, however, that the disclosing party will use it’s best efforts to obtain, at the request of Buyer, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Buyer designates.

     6.7 Assignment of Confidentiality Agreements. Effective upon the Closing, Parent and Seller will assign to Buyer all of their right, title and interest in and to any confidentiality agreements to which they or their agents may be a party pertaining to the confidentiality of information pertaining to the Seller, the hiring of employees of the Seller or other matters. Parent and Seller will request the return or destruction of information covered by such agreements within two business days of the date of this Agreement to the broadest extent permitted by such confidentiality agreements.

     6.8 Covenant Not to Compete.

     (a)  As a material inducement for Buyer to enter into this Agreement and as additional consideration for the amounts to be paid by Buyer under this Agreement, and except as provided in the Distribution Agreement, for a period of five years from the Closing Date, neither Parent nor any Affiliate of Parent (including Seller) will, directly or indirectly, engage in, acquire, own or hold a business anywhere in the United States that competes with the business of Buyer by marketing, selling, offering for sale, developing or financing any of the foregoing in the United States, of transcutaneous electrical stimulation (“TENS”) products, electrical muscular stimulation (“EMS”) products, or other electrical stimulation products, devices or systems for medical (including, but not limited to, pain management and rehabilitation) applications, including as a proprietor, principal, agent, partner, officer, director, stockholder, employee, member of any association, consultant or otherwise. Notwithstanding the foregoing, Parent will not be restricted by the foregoing provisions from marketing, selling, offering for sale or developing electrical stimulation products designed for fitness or aesthetic rather than medical applications; provided further that the foregoing shall not supercede the contractual restrictions placed on Parent by other agreements with the Buyer, including that certain Distribution Agreement dated as of February 10, 2003.

     (b)  Parent and Seller acknowledge that Buyer has required that Parent and Seller make the agreements in this Section 6.8 as a condition to Buyer’s purchase of the Assets and consummation of the transactions contemplated by this Agreement. Parent and Seller acknowledge that the restrictions and agreements contained in this Section 6.8 are reasonable (including with respect to duration, geographical area and scope) and necessary to protect the legitimate interests of Buyer including the preservation of the business of the Seller which Buyer is purchasing, and that violation or breach of this Section 6.8 will cause substantial and irreparable harm to Buyer that would not be quantifiable and for which no adequate remedy would exist at Law. Accordingly, in addition to any relief at Law which may be available to Buyer for such violation or breach and regardless of any other provision contained in this Agreement, Buyer will be entitled to injunctive and other equitable relief restraining such violation (without any requirement that Buyer provide any bond or other security).

     (c)  In the event of a violation or breach by Parent of any agreement set forth in this Section 6.8, the term of such agreement will be extended by the period of the duration of such violation or breach.

     (d)  If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6.8 is invalid or unenforceable, the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

     (e)  Notwithstanding anything to the contrary contained herein, Buyer acknowledges that Seller and Parent intend to dispose of the Excess Inventory in an orderly fashion after the return of the same in accordance with Section 6.3. Provided that, without the specific written consent of the Buyer (through its Chief Executive Officer or Chief Financial Officer) (1) Seller and Parent do not market, sell, offer to sell any Retained Product that is part of the Excess Inventory to, or contact any person or entity that has been a customer of the Business during the three years prior to the Closing Date or whom the Seller or Parent know is, as of the closing date, being solicited to become a customer of the Business, (2) Seller and Parent do not offer to place any Retained Product that is part of the Excess Inventory with any provider, clinician or physician for rental to end-user customers, (3) Seller and Parent do not sell any Retained Product that is part of the Excess Inventory in bulk with reasonable anticipation that it will effect the ability of the Buyer to continue to sell Product to customers of the Business, and (4) all of such sales are completed within one year of the Closing Date, such sales solely of the Excess Inventory shall not be deemed in violation of, or a breach of, this Section 6.8(e). For purposes of this Section 6.8(e), “Retained Product” means any Product that is part of the Excess Inventory that is the same as a Product included in the Finished Goods Inventory being purchased by Buyer.

     6.9     Release of Claims. Parent, Parent’s Affiliates (including Seller) and their successors and assigns hereby waive, release and agrees not to bring any claim, demand, cause of action or proceeding, including without limitation any cost recovery action, against Buyer under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or any state equivalent or any similar Law now existing or hereinafter enacted.

     6.10     Receivables Collections. Parent and Seller shall transfer, effective as of the Closing Date, all access to the PO Box to the Buyer and shall not thereafter alter instructions to, or provide instructions to, customers of the Business as to the payment of accounts receivable to any location other than the PO Box. Parent and Seller shall provide reasonable assistance to Buyer in the collection of accounts receivable which are Assets, shall endorse any checks or other drafts payable to the Seller or Parent with respect to such Accounts Receivable to Buyer, and shall promptly forward to Buyer all proceeds and collections received by Parent or Seller on such accounts receivable. Parent and Seller shall cooperate with Buyer and provide reasonable assistance to Buyer in completing an orderly transition of the ongoing billing in the Business, particularly in connection with billing and collections to those customers of Seller that Parent and Seller have not advised prior to the date of this Agreement that the Business is being sold to Buyer. Without limiting the generality of the foregoing, Buyer and Parent agree that, except with respect to the Medicare provider number, which shall not in any case be used by Buyer, Seller and Parent shall allow Buyer to use Seller’s billing forms, identification and procedures for a reasonable amount of time after Closing so that there is no interruption in the sales and billing process.

     6.11     Post-Closing Consents. If any consents or approvals are not obtained prior to Closing, Seller and Parent will obtain such consents and approvals in a timely manner following the Closing. In the event such consents and approvals cannot be obtained with respect to any Contract, Seller and Parent will cooperate with Buyer to procure a reasonable arrangement designed to both (a) provide the Buyer the benefits under any such Contract and (b) cause the Buyer to bear all costs and obligations of or under any such Contract arising or incurred from and after the Closing.

     6.12     Transfer Taxes. As between Buyer on the one hand, and Seller and Parent on the other hand, Seller and Parent shall be responsible for all sales, use or other taxes of any kind arising out of the transfer of the Assets in accordance with this Agreement (“Transfer Taxes”), whether assessed against Buyer, or against Seller or Parent.

     6.13     Payment of Taxes. All Taxes of the Seller and all Tax Affiliates and all Taxes incurred with respect to the Assets for any period ending on, ending on and including or ending prior to the Closing Date, will be paid by Seller after the Closing Date that will be due and payable after the Closing Date shall be the responsibility of the Seller or any Tax Affiliate, as the case may be.

Article 7. Employee Matters

     7.1 Right to Hire. Seller and Parent agree that Buyer may hire effective as of the Closing Date, and Buyer agrees to make offers to hire, all of the employees set forth in the attached Schedule 7.1 (the “Business Employees”). Seller agrees to cooperate with Buyer in providing notice of termination to such Business Employees as of the Closing Date. Notwithstanding the foregoing, Buyer shall not be obligated to retain any Business Employee for any specific period of time after the Closing Date.

     7.2     Employee Benefits. All Business Employees who are Sales Employees (as designated on Schedule 7.1) and who accept employment with Buyer as of the Closing Date shall be eligible to participate in the employee benefit plans and other fringe benefits of Buyer on the same basis as such plans and benefits are offered to employees of Buyer with comparable positions with Buyer. For purposes of this Section, “employee benefit plans and other fringe benefits,” includes, without limitation, health insurance benefits, disability, life and accident insurance, sickness benefits, and vacation. All eligibility waiting periods and pre-existing condition exclusions shall be waived under Buyer’s employee benefit plans with respect to such Sales Employees and their dependents to the extent they had been waived or satisfied under similar plans of the Seller immediately prior to the Closing Date. Notwithstanding anything in this Section 7.2 or elsewhere in this Section 6.06, Buyer shall not be obligated to provide an Employee with any pension, medical, vacation or other benefits that are not currently provided by Buyer to its existing employees or with any benefits that exceed the level of benefits provided by Buyer to its existing employees.

     7.3 Seller and Parent Plans. Seller shall be solely responsible for all obligations under any and all Plans of Seller and for any and all obligations to employees, by way of severance, accrued vacation or otherwise, and whether by contract or understanding, arising on or prior to the Closing Date, or as a result of termination of the Business Employees by Seller or otherwise, including, without limitation, all earned incentive compensation including bonuses, if any, with respect to service completed prior to the Closing Date, and Seller shall continue to be obligated with respect to all of the same for any period after the Closing Date for any employee of Seller not hired by Buyer.

     7.4 COBRA. Seller shall be responsible for providing any employee whose “qualifying event,” within the meaning of Section 4980B(f) of the Code, occurs on or prior to the Closing Date (and such Employee’s “qualified beneficiaries” within the meaning of Section 4980B(f) of the Code) with the continuation of group health coverage required by Section 4980B(f) of the Code (“Continuation Coverage”) under the terms of the health plan maintained by Seller. Buyer shall be responsible for Continuation Coverage to any Business Employee who accepts employment with Buyer (and each Employee’s qualified beneficiaries) whose qualifying event occurs after the Closing Date to the extent required by law.

     7.5 Certain Employees Subject to Work PermitsSeller shall retain as its employees those employees listed on the attached Schedule 4.20(c) for the period after Closing set forth in Schedule 7.1. All of such employees shall remain employees of Seller, and Seller shall be responsible for all compensation and benefits, including withholding, taxes, FICA and unemployment taxes, of such employees. Seller shall nevertheless provide to Buyer the services of such employees for 100% of their work time during the period set forth in Schedule 7.1, and shall provide that such employees shall take direction from Buyer. For the services of such employees, Buyer shall pay Seller 100% of the salary and benefits (including employment taxes) paid by Seller during such period; provided that Seller shall not increase such salary or benefits.

Article 8. Survival; Indemnification

     8.1 Indemnification by Parent and Seller.

     (a)  Parent and Seller jointly and severally agree to indemnify in full Buyer and its officers, directors, employees, agents and Affiliates (collectively, for purposes of this Article IX only, “Buyer”) and hold it harmless against any Loss, whether or not actually incurred prior to the applicable date referred to in Section 8.1(a), arising from, relating to or constituting (i) any breach or inaccuracy in any of the representations and warranties of Parent or Seller contained in this Agreement or in the Disclosure Schedule (any such breach or inaccuracy determined without regard to any qualification for “materiality,” “in all material respects” or similar qualifications), (ii) any breach of any of the agreements of any Parent or Seller contained in this Agreement, (iii) any Retained Liability, (iv) any severance liability or other liability to any employee terminated in accordance with Article VII or otherwise arising prior to the Closing Date or after the Closing Date to the extent such employee is not a Business Employee retained by Buyer, (v) Environmental Laws, (vi) Taxes, (vii) any Encumbrance on the Assets, (viii) any Liability resulting from the operation of the business of Seller prior to the Effective Time; (ix) the failure of Buyer to receive good and marketable title to all of Assets; (x) the failure of the Parent or Seller to comply with bulk sales laws; (xi) the failure to obtain any consent, approval, acknowledgment or waiver; (xii) any Transfer Taxes, and (xiii) any matter disclosed on Schedule 8.1, (collectively, “Buyer Losses”).

     (b)  If Buyer has a claim for indemnification under this Section 8.1, Buyer will deliver to Parent one or more written notices of Buyer Losses prior to the second anniversary of the Closing Date, except (i) for Buyer Losses arising from a breach or inaccuracy in the representations and warranties made in Sections 4.12, 4.17, 4.18 or 4.21, for which Buyer will deliver written notice of Buyer Losses prior to six months after the expiration of the applicable statute of limitations and , and (ii) Buyer Losses arising from breach of any agreement made by Parent or Seller herein, for which Buyer shall deliver written notice within three years of the expiration of the obligation created by such agreement. Parent will have no liability under this Section 8.1 unless the written notices required by the preceding sentence are given in a timely manner. Any written notice will state in reasonable detail the basis for such Buyer Losses to the extent then known by Buyer and the nature of the Buyer Loss for which indemnification is sought, and it may state the amount of the Buyer Loss claimed. If such written notice (or an amended notice) states the amount of the Buyer Loss claimed and Parent notifies Buyer that Parent does not dispute the claim described in such notice or fails to notify Buyer within 20 business days after delivery of such notice by Buyer whether Parent disputes the claim described in such notice, the Buyer Loss in the amount specified in Buyer’s notice will be admitted by Parent, and Parent will pay the amount of such Buyer Loss to Buyer. If Parent has timely disputed the liability of Parent with respect to such claim, Parent and Buyer will proceed in good faith to negotiate a resolution of such dispute. If a written notice does not state the amount of the Buyer Loss claimed, such omission will not preclude Buyer from recovering from Parent the amount of the Buyer Loss with respect to the claim described in such notice if any such amount is promptly provided after it is determined. In order to assert its right to indemnification under this Article X, Buyer will not be required to provide any notice except as provided in this Section 8.1.

     (c)  Parent will pay the amount of any Buyer Loss to Buyer within 10 days following the determination of Parent’s liability for and the amount of a Buyer Loss (whether such determination is made pursuant to the procedures set forth in this Section 8.1, by agreement between Buyer and Parent, by arbitration award or by final adjudication).

     (d)  Buyer may elect to recoup all or any part of any Buyer Losses it suffers (in lieu of seeking any indemnification to which it is entitled under this Section 8.1) by notifying Parent of such election and offsetting such Buyer Losses against any obligation of Buyer or the Seller to Parent, including any obligation for purchase of product, of Buyer to Parent.

     (e)  Parent shall not be liable to Buyer for indemnification pursuant to Section 8.1(a)(i) until Buyer Losses in connection therewith exceed $50,000 (the “Basket Amount"), in which case Parent shall be obligated to indemnify Buyer for the full amount of such Buyer Losses including the Basket Amount. The maximum amount of liability for which Parent shall be obligated to indemnify Buyer pursuant to Section 8.1(a)(i) shall not exceed the Purchase Price (the “Cap"). Notwithstanding the foregoing, in the event of a failure of the Parent and Seller to obtain a full release of the Permitted Encumbrances within 14 days of the Closing as required by Section 6.1, Buyer may obtain such release by paying the full amount of the Secured Obligations and such payment shall constitute a Buyer Loss that shall be subject to indemnification without limitation as to the Basket Amount.

     8.2 Indemnification by Buyer.

     (a)  Buyer agrees to indemnify in full Parent and hold it harmless against any Loss, whether or not actually incurred prior to the date referred to in Section 8.2(a), arising from, relating to or constituting (i) any breach or inaccuracy in any of the representations and warranties of Buyer contained in this Agreement (any such breach or inaccuracy to be determined without regard to any qualification as to “materiality,” “in all material respects” or similar qualifications) or (ii) any breach of any of the agreements of Buyer contained in this Agreement (“Parent Losses”).

     (b)  If Parent has a claim for indemnification under this Section 8.2, Parent will deliver to Buyer one or more written notices of Parent Losses prior to the second anniversary of the Closing Date. Buyer will have no liability under this Section 8.2 unless the written notices required by the preceding sentence are given in a timely manner. Any written notice will state in reasonable detail the basis for Parent Losses to the extent then known by Parent and the nature of Parent Loss for which indemnification is sought, and it may state the amount of Parent Loss claimed. If such written notice (or an amended notice) states the amount of Parent Loss claimed and Buyer notifies Parent that Buyer does not dispute the claim described in such notice or fails to notify Parent within 20 business days after delivery of such notice by Parent whether Buyer disputes the claim described in such notice, Parent Loss in the amount specified in Parent’ notice will be admitted by Buyer, and Buyer will pay the amount of Parent Loss to Parent. If Buyer has timely disputed its liability with respect to such claim, Buyer and Parent will proceed in good faith to negotiate a resolution of such dispute. If a written notice does not state the amount of

Parent Loss claimed, such omission will not preclude Parent from recovering from Buyer the amount of Parent Loss with respect to the claim described in such notice if any such amount is promptly provided once determined. In order to assert its right to indemnification under this Article IX, Parent will not be required to provide any notice except as provided in this Section 8.2(a).

     (c)  Buyer will pay the amount of any Parent Loss to Parent within 10 days following the determination of Buyer’s liability for and the amount of a Parent Loss (whether such determination is made pursuant to the procedures set forth in this Section 8.2, by agreement between Parent and Buyer, by arbitration award or by final adjudication).

     8.3 Third Party Action.

     (a)  Parent agrees to indemnify, defend and hold harmless Buyer against any Loss arising from, relating to or constituting any Litigation instituted by any third party arising out of the actions or inactions of Parent or the Seller (or allegations thereof) with respect to the period up to and including the Closing (any such third party action or proceeding being referred to as a “Third Party Action”). Buyer will give Parent prompt written notice of the commencement of a Third Party Action. The complaint or other papers pursuant to which the third party commenced such Third Party Action will be attached to such written notice. The failure to give prompt written notice will not affect Buyer’s right to indemnification unless such failure has materially and adversely affected Parent’s ability to defend successfully such Third Party Action.

     (b)  Parent will contest and defend such Third Party Action on behalf of Buyer if requested. Notice of the intention to so contest and defend will be given by Parent to Buyer within 20 business days after Buyer’s notice of such Third Party Action (but, in all events, at least five business days prior to the date that a response to such Third Party Action is due to be filed). Such contest and defense will be conducted by reputable attorneys retained by Parent. Buyer will be entitled at any time, at its own cost and expense, to participate in such contest and defense and to be represented by attorneys of its own choosing. If Buyer elects to participate in such defense, Buyer will cooperate with Parent in the conduct of such defense. Buyer will cooperate with Parent to the extent reasonably requested by Parent in the contest and defense of such Third Party Action, including providing reasonable access (upon reasonable notice) to the books, records and employees of Buyer if relevant to the defense of such Third Party Action; provided, that such cooperation will not unduly disrupt the operations of the business of the Buyer or cause the Buyer to waive any statutory or common law privileges, breach any confidentiality obligations owed to third parties or otherwise cause any Confidential Information of Buyer to become public.

     (c)  If Buyer does not request that Parent contest and defend a Third Party Action or if Buyer reasonably determines that Parent is not adequately representing or, because of a conflict of interest, may not adequately represent any interests of Buyer at any time after requesting Parent to do so, Buyer will be entitled to conduct its own defense and to be represented by attorneys of its own choosing all at Parent’s cost and expense. Parent will pay as incurred (no later than 25 days after presentation) the fees and expenses of the counsel retained by Buyer.

     (d)  Neither Buyer nor Parent may concede, settle or compromise any Third Party Action without the consent of the other party, which consents will not be unreasonably withheld. Notwithstanding the foregoing, (i) if a Third Party Action seeks the issuance of an injunction, the specific election of an obligation or similar remedy or (ii) if the subject matter of a Third Party Action relates to the ongoing business of Buyer, which Third Party Action, if decided against Buyer, would materially adversely affect the ongoing business or reputation of Buyer, Buyer alone will be entitled to settle such Third Party Action in the first instance and, if Buyer does not settle such Third Party Action, Parent will then have the right to contest and defend (but not settle) such Third Party Action.

     8.4 Hold-Back. Subject to the limitations contained in, and only to the extent any indemnification is due Buyer under this Article 8, the indemnification obligations of Parent and Seller will be satisfied initially from the Hold-Back Amount; provided, however, that the Hold-Back Amount shall not limit in any way the aggregate amount of Parent’s or Seller’s liability under these indemnification provisions.

     8.5 Sole and Exclusive Remedy. After the Closing, the rights set forth in Sections 8.1, 8.2 and, to the extent applicable, 8.3 will be the exclusive remedy for breach or inaccuracy of any of the representations and warranties contained in Article V and VI of this Agreement and will be in lieu of contract remedies, but the parties otherwise will have available to them all other remedies available under Law, including specific performance or other equitable remedies. Notwithstanding the foregoing, nothing in this Agreement will prevent any party from bringing an action based upon allegations of fraud by the other party in connection with this Agreement. In the event such action is brought, the prevailing party’s attorneys’ fees and costs will be paid by the nonprevailing party.

     8.6 Tax Adjustment. Any payment to Buyer under this Article IX will be, for Tax purposes, to the extent permitted by Law, an adjustment to the Purchase Price.

Article 9. Miscellaneous

     9.1 Press Releases and Announcements.

     (a)  Any public announcement, including any announcement to employees, customers or suppliers and others having dealings with the Seller, or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement, will be issued, if at all, at such time and in such manner as Buyer determines and approves. Buyer will have the right to be present for any in-person announcement. Unless consented to by Buyer or required by Law, Parent will keep, and Parent will cause the Seller to keep, this Agreement and the transactions contemplated by this Agreement confidential.

     (b)  Notwithstanding anything herein to the contrary, any party to this Agreement (and any employee, representative, or other agent of any party to this Agreement) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement (the “Transactions") and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure; provided, however, that such disclosure may not be made (i) until the date of the execution of this Agreement and (ii) to the extent required to be kept confidential to comply with any applicable federal or state securities laws. The foregoing is intended to cause the transactions to be treated as not having been offered under conditions of confidentiality for purposes of Section 1.6011-4(b)(3) (or any successor provision) of the Treasury Regulations promulgated under Section 6011 of the Code, and shall be construed in a manner consistent with such purpose.

     9.2 Expenses. Except as otherwise expressly provided for in this Agreement, Parent, on the one hand, and Buyer, on the other hand, will each pay all expenses incurred by each of them (and, in the case of Parent, the expenses incurred by the Seller and Parent) in connection with the transactions contemplated by this Agreement, including legal, accounting, investment banking and consulting fees and expenses incurred in negotiating, executing and delivering this Agreement and the other agreements, exhibits, documents and instruments contemplated by this Agreement (whether the transactions contemplated by this Agreement are consummated or not).

     9.3 Further Assurances. On and after the Closing Date, Parent and Seller will take all appropriate action and execute any documents, instruments or conveyances of any kind that may be reasonably requested by Buyer to carry out any of the provisions of this Agreement.

     9.4 Amendment and Waiver. This Agreement may not be amended, nor may any provision of this Agreement or any default, misrepresentation, or breach of warranty or agreement under this Agreement be waived, except in a writing executed by the party against which such amendment or waiver is sought to be enforced. Neither the failure nor any delay by any Person in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. In addition, no course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement. The rights and remedies of the parties to this Agreement are cumulative and not alternative.

     9.5 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (i) when delivered if personally delivered by hand (with written confirmation of receipt), (ii) when received if sent by a nationally recognized overnight courier service (receipt requested), (iii) five business days after being mailed, if sent by first class mail, return receipt requested, or (iv) when receipt is acknowledged by an affirmative act of the party receiving notice, if sent by facsimile, telecopy or other electronic transmission device (provided that such an acknowledgement does not include an acknowledgment generated automatically by a facsimile or telecopy machine or other electronic transmission device). Notices, demands and communications will, unless another address is specified in writing, be sent to the address indicated below:

     If to Buyer:

Compex Technologies, Inc. 1811 Old Highway 8 New Brighton, MN 55112 Attn: Dan Gladney Facsimile No. (651) 638-0477

     With a copy to:

Dorsey & Whitney LLP 50 South Sixth Street Minneapolis, MN 55402 Attn: Thomas Martin Fax. 612-340-7800

     If to Seller or Parent:

Bio-Medical Research Limited Parkmore Business Park West Galway, Ireland Attn. Kevin McDonnell Facsimile No.

     With a copy to:

Carter Ledyard & Milburn LLP 2 Wall Street New York, NY 10005 212-732-3200 Attn. Alan J. Bernstein Fax: 212-732-3232

     9.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any party to this Agreement without the prior written consent of the other parties to this Agreement, except that Buyer may assign any of its rights under this Agreement to any Subsidiary of Buyer, so long as it remains responsible for the performance of all of its obligations under this Agreement. Subject to the foregoing, this Agreement and all of the provisions of this Agreement will be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns.

     9.7 No Third Party Beneficiaries. Nothing expressed or referred to in this Agreement confers any rights or remedies upon any Person that is not a party or permitted assign of a party to this Agreement.

     9.8 Severability. In addition to the severability provisions of Section 6.8, whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

     9.9 Complete Agreement. This Agreement and the agreements to be delivered at Closing, contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral.

     9.10 Schedules. The Disclosure Schedule contains a series of schedules corresponding to particular sections of this Agreement. Nothing in the Disclosure Schedule is deemed adequate to disclose an exception to a representation or warranty made in this Agreement unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item is not deemed adequate to disclose an exception to a representation or warranty unless the representation or warranty relates solely to the existence of the document or other item itself. The schedules in the Disclosure Schedule relate only to the representations and warranties in the section and subsection of this Agreement to which they correspond and not to any other representation or warranty in this Agreement. In the event of any inconsistency between the statements in this Agreement and statements in the Disclosure Schedule, the statements in this Agreement will control and the statements in the Disclosure Schedule will be disregarded.

     9.11 Signatures; Counterparts. This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument. A facsimile signature will be considered an original signature.

     9.12 Governing Law. THE DOMESTIC LAW, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES, OF THE STATE OF MINNESOTA WILL GOVERN ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED BY THIS AGREEMENT.

     9.13 Specific Performance. Each of the parties acknowledges and agrees that the subject matter of this Agreement, including the business, assets and properties of the Seller, is unique, that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at law would not be adequate to compensate such other parties not in default or in breach. Accordingly, each of the parties agrees that the other parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity. The parties waive any defense that a remedy at law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Agreement.

     9.14 Jurisdiction. [RESERVED]

     9.15 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION Error! Reference source not found..

     9.16 Construction. The parties and their respective counsel have participated jointly in the negotiation and drafting of this Agreement. In addition, each of the parties acknowledges that it is sophisticated and has been advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The parties intend that each representation, warranty and agreement contained in this Agreement will have independent significance. If any party has breached any representation, warranty or agreement in any respect, the fact that there exists another representation, warranty or agreement relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached will not detract from or mitigate the fact that the party is in breach of the first representation, warranty or agreement. Any reference to any Law will be deemed to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The headings preceding the text of articles and sections included in this Agreement and the headings to the schedules and exhibits are for convenience only and are not be deemed part of this Agreement or given effect in interpreting this Agreement. References to sections, articles, schedules or exhibits are to the sections, articles, schedules and exhibits contained in, referred to or attached to this Agreement, unless otherwise specified. The word “including” means “including without limitation.” The use of the masculine, feminine or neuter gender or the singular or plural form of words will not limit any provisions of this Agreement. A statement that an item is listed, disclosed or described means that it is correctly listed, disclosed or described, and a statement that a copy of an item has been delivered means a true and correct copy of the writing has been delivered.

     9.17 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

     IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement as of the day and year first above written.

COMPEX TECHNOLOGIES, INC.

By: /s/ Dan Gladney

Name: Dan Gladney
Title: President and Chief Executive Officer

BMR NEUROTECH, INC.

By: /s/Kevin McDonnell

Name: Kevin McDonnell
Title: Secretary

BIO-MEDICAL RESEARCH LIMITED

By: /s/Kevin McDonnell

Name: Kevin McDonnell
Title: Chief Executive Officer